CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars, unless otherwise stated)

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Anooraq Resources Corporation (the Company) as at December 31, 2008 and 2007 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, Canada

March 30, 2009

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

ANOORAQ RESOURCES CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	December 31	December 31
	2008	2007

Assets

Current assets
Cash and cash equivalents	$3,850,674	$7,131,821
Accounts receivable	158,644	167,779
Prepaid expenses	112,910	101,409
	4,122,228	7,401,009

Deferred acquisition costs	1,587,959	368,146
Equipment (note 5)	469,635	105,494
Mineral property interests (note 6)	8,993,645	9,078,714

	$15,173,467	$16,953,363

Liabilities and Shareholders' Equity (Deficit)

Current Liabilities
Accounts payable and accrued liabilities	$1,004,767	$475,102
Due to related parties (note 9)	794,072	45,609
Accrued interest on term loan (note 7)	1,735,663	1,892,197
	3,534,502	2,412,908

Term loan (note 7)	12,967,753	9,806,636
	16,502,255	12,219,544

Shareholders' Equity (Deficit)
Share capital	54,948,341	51,855,350
Contributed surplus	17,584,974	13,254,905
Deficit	(73,862,103)	(60,376,436)
	(1,328,788)	4,733,819

Nature of operations and going concern (note 1)
Proposed transaction (note 12 )
	$15,173,467	$16,953,363

See accompanying notes to consolidated financial statements

Approved by the Board of Directors

/s/ Philip Kotze	/s/ Iemrahn Hassen

Philip Kotze	Iemrahn Hassen
Director	Director

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)

	Year ended December 31
	2008	2007	2006
Expenses
Accounting, audit and legal	$576,330	$416,745	$690,132
Amortization	61,140	24,009	30,862
Accretion on term loan	88,771	112,459	13,879
Conference and travel	421,469	492,106	360,959
Consulting	309,377	177,809	154,578
Exploration (schedule)	341,943	852,891	720,463
Foreign exchange gain	(426,785)	(588,115)	(34,817)
Gain on disposal of equipment	(5,779)	–	(41,291)
Interest expense	1,985,653	2,042,711	399,062
Interest income	(179,119)	(799,985)	(263,820)
Office and administration	905,877	451,908	354,353
Salaries and benefits	3,626,962	2,016,689	1,511,874
Stock-based compensation - office and administration (note 8(b))	5,385,502	7,215,670	9,137
Stock-based compensation - exploration (note 8(b))	–	1,491,849	15,209
Shareholders communications	212,015	258,882	289,824
Trust and filing	183,311	269,503	415,440
Loss before the following	13,486,667	14,435,131	4,625,844
Future income tax recovery	(1,000)	(139,000)	(121,000)
Loss for the year	13,485,667	14,296,131	4,504,844
Other comprehensive loss	–	–	–
Total Comprehensive Loss	$13,485,667	$14,296,131	$4,504,844

Basic and diluted loss per share	$0.07	$0.08	$0.03

Weighted average number of common shares outstanding	185,775,361	168,377,927	148,220,407

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Shareholders' Equity (Deficit)
(Expressed in Canadian Dollars)

	Year ended		Year ended		Year ended
	December 31, 2008		December 31, 2007		December 31, 2006

	Number of		Number of		Number of
Share capital	shares		shares		shares
Balance at beginning of the year	185,208,607	$51,855,350	148,220,407	$50,207,363	148,220,407	$50,207,363
Share purchase options exercised at $1.40 per share	1,410,000	1,974,000	883,200	1,236,480	–	–
Share purchase options exercised at $0.95 per share	–	–	100,000	95,000	–	–
Share purchase options exercised at $2.97 per share	21,400	63,558	5,000	14,850	–	–
Fair value of stock options allocated to shares issued on exercise	–	1,055,433	–	301,657	–	–
Common shares issued (note 6 (b))	–	–	36,000,000	–	–	–
Balance at end of the year	186,640,007	$54,948,341	185,208,607	$51,855,350	148,220,407	$50,207,363

Contributed surplus
Balance at beginning of the year		$13,254,905		$4,849,043		$4,824,697
Stock-based compensation		5,385,502		8,707,519		24,346
Fair value of stock options allocated to shares issued on exercise		(1,055,433)		(301,657)		–
Balance at end of the year		$17,584,974		$13,254,905		$4,849,043

Deficit
Balance at beginning of the year		$(60,376,436)		$(46,080,305)		$(41,575,461)
Loss for the year		(13,485,667)		(14,296,131)		(4,504,844)
Balance at end of the year		$(73,862,103)		$(60,376,436)		$(46,080,305)

TOTAL SHAREHOLDERS' EQUITY		$(1,328,788)		$4,733,819		$8,976,101

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Year ended December 31
	2008	2007	2006
Operating activities
Loss for the year	$(13,485,667)	$(14,296,131)	$(4,504,844)
Items not involving cash:
Amortization	61,140	24,009	30,862
Accretion on term loan	88,771	112,459	13,879
Future income tax recovery	(1,000)	(139,000)	(121,000)
Accrued interest on term loan (note 7)	1,759,645	1,775,862	253,071
Stock-based compensation (note 8 (b))	5,385,502	8,707,519	24,346
Gain on disposal of equipment	(5,779)	–	(41,291)
Unrealized foreign exchange gain	(313,541)	(410,350)	(114,000)
Equity loss from interest in Ga-Phasha project (note 6)	143,069	920,608	555,677
Changes in non-cash operating working capital:
Amounts receivable	9,135	(8,700)	(80,307)
Amounts due to related parties	748,463	177,790	235,692
Prepaid expenses	(11,501)	2,755	11,905
Accounts payable and accrued liabilities	529,665	(200,966)	303,416
Payment of accrued interest	(1,885,517)	–	–
Cash and cash equivalents used by operating activities	(6,977,615)	(3,334,145)	(3,432,594)

Investing activities
Purchase of equipment	(473,642)	(56,188)	(9,066)
Proceeds received on disposal of equipment	54,140	–	120,343
Deferred acquisition costs	(1,219,813)	(368,146)	–
Equity investment	–	(1,481,571)	(59,428)
Cash and cash equivalents provided (used) by investing activities	(1,639,315)	(1,905,905)	51,849

Financing activities
Issuance of common shares	2,037,558	1,346,330	–
Proceeds from increase in term loan	3,630,000	–	10,710,078
Financing costs paid	–	(445,917)	–
Cash and cash equivalents provided (used ) by financing activities	5,667,558	900,413	10,710,078

Effect of exchange rate changes on cash and cash quivalents held in foreign jurisdiction	(331,775)	(1,303,687)	855,528
Increase (decrease) in cash and cash equivalents	(3,281,147)	(5,643,324)	8,184,861
Cash and cash equivalents, beginning of year	7,131,821	12,775,145	4,590,284
Cash and cash equivalents, end of year	$3,850,674	$7,131,821	$12,775,145

Supplementary information
Interest paid	$1,930,842	$266,849	$145,991
Interest received	$(179,119)	$(799,985)	$(239,329)

Non-cash operating, financing and investing activities
Financing costs accrued in accounts payable and accrued liabilities	$–	$–	$351,641
Fair value of options allocated to shares issued on exercise of options	$1,055,433	$301,657	$–
Shares issued to Pelawan Investments (Proprietary) Limited (note 6 (b))	$–	$–	$–

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)

Republic of South Africa	Year ended December 31
	2008	2007	2006
Northern Limb of the Bushveld Complex
Assays and analysis	$–	$200	$17,125
Engineering	11,297	19,784	53,423
Environmental and socioeconomic	–	–	10,126
Geological and consulting	2,005	41,369	55,582
Graphics	3,279	5,104	2,426
Property fees and assessments (recovery)	(4,880)	9,303	18,168
Property option payments	10,248	12,016	32,548
Site activities	36,768	12,717	34,484
Transportation	16,352	4,036	2,098
	75,069	104,529	225,980

Eastern Limb of the Bushveld Complex
Assays and analysis	–	–	21,268
Drilling	–	–	376,406
Engineering	–	–	88,361
Geological and consulting	103,309	748,362	8,448
	103,309	748,362	494,483
Other Exploration
Drilling	61,287	–	–
Engineering	62,421	–	–
Geological and consulting	39,857	–	–
	163,565	–	–
Exploration expenses before the following	341,943	852,891	720,463
Stock-based compensation	–	1,491,849	15,209
Exploration expenses	341,943	2,344,740	735,672
Cumulative expenditures, beginning of year	25,927,192	23,582,452	22,846,780
Cumulative expenditures, end of year	$26,269,135	$25,927,192	$23,582,452

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS

Anooraq Resources Corporation (the "Company" or "Anooraq") is incorporated in the Province of British Columbia, Canada and its principal business activity is the exploration of mineral property interests. Since 1999, the Company has focused on mineral property interests located in the Republic of South Africa, with particular attention on the Bushveld Complex (Note 6).

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

The consolidated financial statements are prepared on the basis that the Company will continue as a going concern which contemplates the realization of assets and settlement of liabilities in the normal course of operations as they come due. The Company is currently in the process of completing a proposed transaction to acquire an operating mine (note 12), which would result in immediate cash flows from operations but requires debt and equity financing to complete the transaction. As at December 31, 2008, the Company had cash and cash equivalents of $3,850,674 and working capital of $587,726 and continues to incur expenditures related to the completion of the proposed transaction. Furthermore, as the Company is an exploration-stage company, the Company does not have any sources of revenues and historically has incurred recurring losses.

Management recognizes that the Company will need to acquire additional financial resources in order to meet its planned business objectives. The Company is monitoring all expenditures and implementing appropriate cash management strategies to ensure that it has sufficient cash resources to fund expenditure requirements until June 2009 by which time the Company is seeking to receive regulatory, governance and shareholder approval for the proposed transaction.

Management is confident of completing the proposed transaction. However, there can be no assurances on the outcome of the approval process, the timing or availability of additional financial resources required, or the ability of the Company to achieve profitability or positive cash flows subsequent to the close of the proposed transaction. If the proposed transaction does not close, the Company expects that additional debt or equity financing will be required in order to continue normal operations and the required financing may not be readily available on acceptable terms. If adequate additional financing is not obtained, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. The Company's investment in the Ga-Phasha joint venture (note 6(b)) is accounted for using the equity method.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

All material intercompany balances and transactions have been eliminated.

3.	SIGNIFICANT ACCOUNTING POLICIES

a)	Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, that are readily convertible to known amounts of cash. Cash and cash equivalents, are designated as held for trading and recorded at fair value.

b)	Accounts receivable

Accounts receivable are accounted for at amortised cost.

c)	Equipment

Equipment is carried at cost less accumulated amortization. Amortization is provided on a declining balance basis at various rates ranging from 15% to 30% per annum.

d)	Deferred acquisition costs

Acquisition costs incurred prior to the finalization and determination of a major transaction by the Company are capitalized until the transaction to which they relate is finalized at which time these costs are included in the cost of acquisition.

e)	Mineral property interests

Exploration expenses incurred prior to determination of the feasibility of mining operations and periodic option payments are expensed as incurred. Mineral property acquisition costs, and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations and approval of development by the Company, are capitalized until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreements. These costs will be amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned, or when impairment in value has been determined to have occurred.

An impairment review of mineral property interests is carried out when there is an indication that these may be impaired by comparing the carrying amount of the interest to its estimated recoverable amount. Where the recoverable amount is less than the carrying amount an impairment charge is included in expenses in order to reduce the carrying amount of mineral property interest to its fair value.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

f)	Investments

Investments in entities over which the Company exercises significant influence or variable interest entities in which the Company is not the primary beneficiary are accounted for using the equity method. Investments in joint ventures which the Company jointly controls and which are not variable interest entities are accounted for using the proportionate consolidation method.

g)	Accounts payable, accrued liabilities and term loan

Accounts payable, accrued liabilities and term loan are accounted for at amortised cost.

h)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the substantively enacted or enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The carrying value of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the amount that is considered to be more likely than not to be realized.

i)	Loss per share

Basic loss per share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. For all years presented, the loss available to common shareholders equals the reported loss.

Diluted loss per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.

In the years presented, diluted loss per share is the same as basic loss per share as the effect of including outstanding options and warrants in the loss per share calculation would be anti- dilutive.

j)	Translation of foreign currencies

The Company's functional currency is the Canadian dollar. Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at fair value, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except amortization, are translated at the average exchange rates for the year. Amortization is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are recorded in the statement of operations.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

k)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting year. Significant areas requiring the use of management estimates include the determination of the impairment of mineral property interests, reclamation obligations, valuation allowances for future income tax assets, and the assumptions used in determining fair value of non-cash stock-based compensation. Actual results could differ from these estimates.

l)	Stock-based compensation

The Company has a share option plan which is described in note 8(b). The Company records all stock-based payments granted using the fair value method. Under the fair value method, stock- based compensation is measured at the fair value on the grant date and charged to operations over the vesting period with a corresponding credit to contributed surplus.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

m)	Asset retirement obligations

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs are capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset. To date no asset retirement obligations were required to be recognized.

n)	Variable interest entities

The Company accounts for variable interest entities (“VIE”) in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15"). AcG15 prescribes the application of consolidation principles for entities that meet the definition of a VIE and for which the Company is considered the primary beneficiary. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary is the party that has exposure to a majority of the expected losses and/or expected residual returns of the VIE. An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary. The Company has concluded that the Ga-Phasha Project qualifies as a VIE but that the Company is not the primary beneficiary.

o)	Segment disclosures

The Company operates in a single operating segment, being the exploration of mineral properties in the Republic of South Africa.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

p)	Comprehensive Income

Comprehensive income is the change in the Company’s shareholder equity that results from transactions and other events from other than the Company’s shareholders and includes items that would not normally be included in net income (loss), such as unrealized gains or losses on available-for-sale investments. Certain gains and losses that would otherwise be recorded as part of net income are to be presented in other accumulated comprehensive income until it is considered appropriate to recognize into net income. Accumulated other comprehensive income is presented as a new category in shareholders’ equity. As at December 31, 2008, the Company had no accumulated other comprehensive income and for the year ended December 31, 2008, comprehensive loss equals net loss.

q)	Comparative figures

Certain of the prior years’ comparative figures have been reclassified to conform to the presentation adopted for the current year.

4.	CHANGES IN ACCOUNTING POLICY

(a)	Newly Adopted Accounting Policies

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(i) Section 1535 – Capital Disclosures

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any externally imposed capital requirements and, if it has not complied, the consequences of such non-compliance.

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern so that it can continue to explore and develop its projects for the benefit of its shareholders and other stakeholders. The Company considers the components of shareholders’ equity and term loan, as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares through private placements or incur debt financing in order to maintain or adjust the capital structure.

The Company is required to spend at least 60% of the proceeds of the term loan (note 7) to fund expenditure on the Ga-Phasha project). The Company is currently in compliance with the restriction as of December 31, 2008.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. There were no changes to the Company’s approach to capital management during the year ended December 31, 2008. The Company is not subject to externally imposed capital requirements as at December 31, 2008.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

(ii) Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures from those previously required to enable users to evaluate the significance of financial instruments to an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

The carrying value of the Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and due to related parties, approximates their fair value due to the ability to immediately liquidate on their short terms to maturity. The fair value of the term loan is approximately $15.0 million based on the expected future cash flows and current market rates of interest.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risk, including credit risk, liquidity risk, foreign exchange risk, interest risk and commodity price risk.

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents and accounts receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents with high-credit quality financial institutions. The carrying value of the Company’s cash and cash equivalents and amounts receivable represent the maximum exposure to credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company’s cash and cash equivalents are invested in business accounts which are available on demand for the Company’s programs. The Company operates in South Africa. Like other foreign entities operating there, the Company is subject to currency exchange controls administered by the South African Reserve Bank, that country's central bank. A significant portion of the Company's funding structure for its South African operations consists of advancing loans to its South African incorporated subsidiaries and it is possible the Company may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South Africa is permitted upon the approval of the South African Reserve Bank. Cash balances in South Africa are the Rand balances disclosed under Foreign Exchange Risk below.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

The following are the contractual maturities of financial liabilities as at December 31, 2008:

	Carrying	Contractual	2009	2010	2011	2012
	Amount	cash flow

Accounts payable & accrued liabilities	$1,004,767	1,004,767	1,004,767	-	-	-

Amounts due to related parties	794,072	794,072	794,072	-	-	-

Amounts due for operating leases	-	1,471,967	337,117	365,468	396,371	373,011

Term loan & interest payable	14,703,416	18,911,865	4,155,331	14,756,534	-	-

Contractual payments in terms of routine rental payments are based on rental costs at the agreed annual escalation of 9% per annum.

Contractual interest payments on the term loan are based on the interest rate in effect at December 31, 2008 assuming that the rate remains in effect for the term of the loan.

Foreign Exchange Risk

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in ZAR. In addition, the Company has cash and cash equivalents, accounts receivable and certain liabilities denominated in ZAR. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Company has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

The exposure of the Company’s cash and cash equivalents and accounts receivable to foreign exchange risk is as follows:

Currency	2008	2007

South African Rand	$3,529,715	$6,648,832
Other	26,741	37,435
Total Financial Assets	$3,556,456	$6,686,267

The exposure of the Company’s accounts payable and accrued liabilities, amounts due to related parties, and term loan to foreign exchange risk is as follows:

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

Currency	2008	2007

South African Rand	$15,193,991	$11,816,622

A 10 percent change of the Canadian dollar against the ZAR at December 31, 2008 would have changed net loss by approximately $1.2 million. This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest Rate Risk

The Company has a financing agreement with Anglo American Platinum Corporation (“Anglo Platinum”) whereby Anglo Platinum, through its wholly owned subsidiary Rustenburg Platinum Mines Limited (“RPM”), loaned an amount of ZAR 100 million to Plateau Resources (Proprietary) Limited (“Plateau”), a subsidiary of the Company. The loan bears interest at prime plus two percent, as quoted by the Standard Bank of South Africa, and is subject to interest rate change risk.

A 100 basis point change in the prime rate for the year ended December 31, 2008, would have changed net loss by approximately $0.1 million. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant.

Commodity Price Risk

While the value of the Company's resource properties depends on the price of platinum group metals (“PGM”) and their outlook, the Company currently does not have any operating mines and hence, does not have any hedging or other commodity based price risks in respect of its operational activities. PGM prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, and short-term changes in supply and demand because of hedging activities.

(b)	Accounting Policies Not Yet Adopted

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian Generally Accepted Accounting Principles (“GAAP”) with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that all publicly-listed companies will be required to use IFRS effective January 2011 replacing GAAP.

The Company was granted approval by applicable securities regulators on February 18, 2009 to early adopt IFRS starting January 1, 2009. The Company has substantially completed the process of transitioning from current Canadian GAAP to IFRS. It has established a formal project plan, allocated internal resources and engaged expert consultants, monitored by a Steering Committee to manage the transition from GAAP to IFRS reporting. The Audit Committee and the Board of Directors are regularly updated with the progress of the convergence project through communication and meetings. The Company’s transition date for converting to IFRS is January 1, 2008 and comparative periods for 2008 will be restated under IFRS.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

5.	EQUIPMENT

	December 31, 2008			December 31, 2007
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Office	$540,482	$70,847	$469,635	$66,840	$14,575	$52,265
Vehicles	–	–	–	116,368	63,139	53,229
	$540,482	$70,847	$469,635	$183,208	$77,714	$105,494

6.	MINERAL PROPERTY INTERESTS

	Year ended	Year ended	Year ended
	December 31, 2008	December 31, 2007	December 31, 2006
Ga-Phasha Project (note 6(b))
Balance, beginning of year	$4,878,714	$4,040,751	$4,302,000
Equity loss – exploration expenses	(143,069)	(920,608)	(555,677)
Net investments during the year	-	1,481,571.	59,428.
Equity gain – future income tax recovery	1,000	139,000.	121,000.
Equity gain – foreign exchange	57,000	138,000.	114,000.
Ga-Phasha Project, end of year	4,793,645	4,878,714	4,040,751
Platreef Properties – acquisition costs (note 6(a))	4,200,000	4,200,000	4,200,000
Balance, end of year	$8,993,645	$9,078,714	$8,240,751

(a)	Northern Limb of the Bushveld Complex, South Africa

Platreef

The Company completed its acquisition of Plateau during the period October 1999 to November 2003. Plateau holds the Platreef properties located on the Northern Limb of the Bushveld Complex in South Africa.

On May 23, 2000, the Company added to its mineral rights in the region by acquiring through Plateau the option to purchase a 100% interest in Portion 2 of the Elandsfontein 766LR farm located contiguous to the pre-existing Platreef properties. In July 2001, Plateau acquired the right to purchase a 100 percent interest in the farm Hamburg 737LR (2,126 hectares) and Portion 1 of the farm Elandsfontein 766LR (428 hectares), located contiguous to the north end of the pre- existing Platreef properties. The options to purchase the farms lapsed during the year ended December 31, 2007.

In August 2002, the Company entered into a five year prospecting contract, expiring August 2007, with an option to extend the agreement for an additional three years with the South African Department of Mines and Energy (“DME”) for farm Noord Holland 775LR (1,229 hectares) bringing the aggregate land package of its Platreef Property to approximately 13,400 hectares. Annual option fees ranging from ZAR 3 per hectare to ZAR 18 per hectare are payable to the DME. The joint venture partners (Plateau and RPM) have received conversion to new order prospecting rights.

Rietfontein

On October 10, 2001, the Company completed an agreement with African Minerals Ltd., now Ivanhoe Nickel and Platinum Ltd. (“Ivanplats”), a private affiliate of Ivanhoe Capital

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

Corporation, whereby Ivanplats has the right to earn a 50% interest in the Company's 2,900 hectare Rietfontein 2KS farm ("Rietfontein"). Under the terms of this agreement, Ivanplats had to incur at least $750,000 in expenditures pursuant to exploration activities undertaken on Rietfontein in accordance with an approved program in each of the ensuing two years (of which the year one program has been completed) to obtain the right to form a 50/50 joint venture with the Company on Rietfontein. There is disagreement over budgets, compilation and analysis of the exploration results, and the overall adequacy and completeness of Ivanplats’ exploration activities. The Company and Ivanplats are currently in discussions over these matters, both outside of and within a formal arbitration process, pursuant to the terms of the earn-in agreement.

Kwanda

In 2002, the Company completed an agreement with RPM, for the right to acquire up to an 80% interest in twelve PGM properties located on the Northern Limb of the Bushveld Complex.

The Company acquired an initial 50% interest in the PGM rights to the twelve properties and can maintain its interest by incurring exploration expenditure totaling ZAR 25 million within five years. The Company, spent ZAR 2.5 million in year one, ZAR 5 million in year two, and was required to spend ZAR 5 million in each of years three and four and ZAR 7.5 million in year five. The Company has not completed its exploration expenditure requirement from year’s three to five, and both parties have mutually agreed to suspend indefinitely the expenditure requirements for year’s three to five.

The joint venture partners (Plateau and RPM) have received conversion to new order prospecting rights for the Kwanda North and Kwanda South properties.

If a mineral resource is identified, the Company can earn an additional 30% interest by bringing the property into commercial production. RPM will retain a 20% interest in the joint venture. The agreements also include plans to involve local communities in future development of the properties. Any participation by local and regional communities will be provided out of RPM’s interest and any participation in the venture by a Historically Disadvantaged South Africans ("HDSA") partner will be provided out of the Company's interest.

On completion of the Lebowa transaction (note 12) this project will be transferred into a newly incorporated company and Anooraq will own 51% of the project through Plateau.

Boikgantsho

On November 26, 2003, the Company entered into a joint venture Agreement with Potgietersrust Platinum Limited ("PPRust"), a wholly owned subsidiary of Anglo Platinum. The Joint Venture was formed to explore and develop PGMs, gold and nickel mineralization on the Company's Drenthe 778LR and Witrivier 777LR farms and a portion of PPRust's adjacent Overysel 815LR farm. These farms are located on the Northern Limb of the Bushveld Complex. Plateau has received new order prospecting rights on its Witrivier and Drenthe properties.

The objective is to explore and develop a large-scale open pit deposit with the potential to utilize nearby milling, smelting and refining facilities which could provide substantial cost advantages to a new mining project. The Company contributed its rights to the Drenthe 778LR farm on which a large PGM-nickel resource has been outlined in the Drenthe deposit, and will contribute the Witrivier 777LR farm if the deposit extends north on to Witrivier 777LR. PPRust is contributing

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

its rights to the northern portion of the Overysel 815LR farm which lies south of and contiguous to the Drenthe 778LR farm.

Pursuant to the terms of the Joint Venture Agreement, the Company and PPRust formed an initial 50/50 joint venture (the "Boikgantsho JV") to explore these farms for a period of up to five years. During the five year period ended December 31, 2008, Anooraq operated the exploration programs and spent ZAR 12.35 million. Anooraq now has the option to proceed on a year-by-year basis and to take the project to a bankable feasibility study ("BFS") level.

On completion of a BFS, the parties, by agreement, may proceed to exploitation subject to certain regulatory requirements. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. At commencement of exploitation, the joint venture interest allotted to each of Anooraq and Anglo Platinum will be determined in proportion to the relative value of the metals contained in each contributed property as reflected in the BFS. Anooraq and PPRust each have the right to make a cash payment to the other party or to fund additional capital contributions to equalize their respective contributions. During development, the Boikgantsho JV will be seeking a Black Economic Empowerment ("BEE") partner to participate in the project (which may be Anooraq itself) with the original Boikgantsho JV partners dividing the remaining interest.

Should the Company choose not to proceed, PPRust has the option of acquiring the Company's interest at the aggregate of (i) the net present value of exploiting the Company's mineral rights as a standalone mining operation, by applying an agreed discount rate as determined in the BFS, and (ii) all exploration expenditures (as defined in the agreement) incurred by the Company up to the completion of the BFS. Should Anglo Platinum decide not to contribute to exploitation, its interest will be diluted over time pursuant to a formula taking into account expenditure on the project by the contributing parties. Anglo Platinum will remain entitled to a minimum 12.5% non-contributory interest, adjusted depending on the final PGM royalty to be established under the South African Mineral and Petroleum Royalty Bill, to a maximum of 15%.

Anglo Platinum has the right to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would be treated at Anglo Platinum's facilities.

On completion of the Lebowa transaction (note 12) this project will be transferred into a wholly newly incorporated company and Anooraq will own 51% of the project through Plateau

b)	Eastern Limb of the Bushveld Complex, South Africa - Ga-Phasha

In January 2004, the Company and Pelawan Investments (Proprietary) Limited ("Pelawan"), a private South African BEE company, combined their respective PGM assets, comprising the Company's Northern and Western Limb PGM projects and Pelawan's 50% participation interest in the Ga-Phasha PGM Project ("Ga-Phasha") on the Eastern Limb of the Bushveld Complex in South Africa. The Ga-Phasha property consists of four farms – Portion 1 of Paschaskraal 466KS, and the whole of farms Klipfontein 465KS, De Kamp 507KS and Avoca 472KS – covering an area of approximately 9,700 hectares.

The mineral title relating to the Ga-Phasha Project is held by Micawber 277 (Proprietary) Limited ("Micawber"), a private South African corporation which was owned 50% by Anglo Platinum and 50% by Pelawan. All the relevant prospecting right applications for the Ga-Phasha

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

project has been submitted to the DME and are awaiting approval. On completion of the Lebowa transaction (note 12) this project will be transferred into a newly incorporated company and Anooraq will own 51% of the project through Plateau.

Pursuant to the terms of the agreement the Company issued 91.2 million common shares (the "Consideration Shares") and paid ZAR 15,652,744 ($3,055,416). Approximately 83 million Consideration Shares are being held in escrow until the earlier of September 29, 2010 or twelve months after the commencement of commercial production from the Ga-Phasha Project at which time they will be released. The transaction was completed on September 29, 2004 and consequently Anooraq became a BEE company, by virtue of being majority owned by HDSA’s. The Ga-Phasha Project is a 50/50 joint venture between Plateau and Anglo Platinum, governed by, among other things, a shareholders' agreement relating to Micawber entered into in September 2004. Work on the Ga-Phasha Project is continuing towards the completion of a pre-feasibility study.

The transaction constituted a “reverse take-over” under the policies of the TSX Venture Exchange. This transaction was accounted for as an acquisition by Anooraq of Micawber's 50% interest in its mineral properties. However, because neither the fair value of the Anooraq shares issued, nor the fair value of the mineral property interests acquired could be readily determined, the acquisition was recorded at the net book value, as determined in accordance with Canadian generally accepted accounting principles, of Micawber's net assets acquired, being a cash payment of $3,055,416 plus related transaction costs amounting to $ 1,439,329.

The share exchange agreement which gave effect to the combination provided that if any financings in relation to the Ga-Phasha and Drenthe-Overysel (subsequently renamed "Boikgantsho") Projects (the “Projects”) took place prior to September 30 2005 (the “Finalization Date”) and the shareholder dilution associated with of such financings caused Pelawan’s shareholding in Anooraq to fall below a 52% minimum shareholding, Anooraq would issue additional common shares to Pelawan in order to maintain that minimum. This 52% minimum shareholding allows for compliance with BEE equity requirements under South African mineral legislation and was also a requirement of the South African Reserve Bank for approving the transaction. The share exchange agreement further provided that, to the extent that if no such dilutive financings had taken place by the Finalization Date, certain dilutive financings were deemed to have occurred by that date.

Neither additional financings nor bankable feasibility studies for the Projects were completed by Anooraq as at September 30, 2005 and, in the absence of an amending agreement between the parties, a dilutive financing totaling $98.4 million and share issuances (based on the share price at the date of the deemed dilutive financing) would have been deemed to have taken place as at such date and the Company would have been obligated to issue to Pelawan that number of shares which, after notionally giving effect to the Deemed Dilutive Financings, would have resulted in Pelawan continuing to hold a 52% interest in the Company. In November 2005, Anooraq and Pelawan agreed to extend the Finalization Date to December 31, 2006.

In December 2006, the Company entered into a Settlement Agreement with Pelawan to waive the deemed dilutive financing contemplated in the 2004 share exchange agreement. The Settlement Agreement resulted in the following:

(i)	Anooraq issued 36 million common shares (“Adjustment Consideration Shares”) to Pelawan as consideration for the settlement.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

(ii)

Anooraq issued share purchase warrants to Pelawan for the purchase of 167 million common shares in Anooraq (“BEE Warrants”) exercisable until December 31, 2008. The BEE Warrants were exercisable at the higher of (a) $1.35 if exercised on or before December 31, 2007 or $1.48 if exercised after December 31, 2007 or (b) at a price that was 50% less than the price per Anooraq common share payable by arms length parties under an equity financing undertaken by the Company that either raises an amount of at least $98.4 million or was undertaken pursuant to a material transaction ( “Concurrent Financing”).

(iii)

From the date of issue (June 14, 2007) of the Adjustment Consideration Shares to Pelawan in (i) above or as a result of the exercise of any of the BEE Warrants up to the closing date of the Concurrent Financing, the common shares issued to Pelawan pursuant thereto were subject to a lock up arrangement and Pelawan was not entitled to dispose of any of these shares, save for the exemption referred to in (iv) below and the payment of taxes. After the closing date of the Concurrent Financing, the disposal of such shares would remain subject to the original lock up agreement entered into between Pelawan and Anooraq under the terms of the original acquisition transaction (“the BEE Lock Up”), which is the earlier of September 29, 2010 or twelve months after the commencement of commercial production from the Ga-Phasha Project.

(iv)

Anooraq agreed to grant Pelawan an exemption to the BEE Lock Up for the purposes of facilitating Pelawan’s financing of the exercise of the BEE Warrants. In the event that Pelawan exercised any BEE Warrants, Pelawan would, in its sole discretion, be entitled to dispose that number of common shares up to 25% (or such greater amount as was required to facilitate the financing of the exercise of the BEE Warrants) of the aggregate common shares issued to Pelawan pursuant to such exercise, provided that all of the proceeds received by Pelawan from such disposal would be applied by Pelawan to support the financing of the exercise of the BEE Warrants and reasonable expenses related to such exercise.

On the occurrence of a Concurrent Financing, Pelawan would have been obliged to exercise the BEE Warrants to ensure that, at a minimum, Anooraq retained its status as a 52% controlled BEE Company, in compliance with undertakings given by Pelawan and the Company in favour of the South African Reserve Bank and Anglo Platinum. The Company entered into an amending agreement (the “Amending Agreement”) with Pelawan to amend the exercise procedure of the BEE Warrants to allow Pelawan to finance the exercise of the BEE Warrants by way of a Bridge Loan Facility from Rand Merchant Bank (“RMB”). Pursuant to the Amending Agreement, on December 20, 2007, Pelawan exercised the BEE Warrants at a price per common share of $1.35 by depositing an escrowed amount equal to the aggregate exercise price for the BEE Warrants ($225 million or ZAR1,586 billion) into an interest bearing account with RMB, to be released pursuant to a Deposit Account Agreement (the “Deposit Agreement”) between RMB, Pelawan and Anooraq upon the satisfaction of certain release conditions.

The release conditions were not satisfied at December 31, 2008 and there was no close, resulting in the warrant exercise being cancelled. The warrants expired on December 31, 2008 and the Company did not receive the proceeds of the exercise nor the interest earned from the deposit account.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

c)	Impairment

In view of the deterioration of global economic conditions and the significant weakening of PGM prices, the Company performed impairment assessments on all its mineral property interests as at December 31, 2008. The impairment review considered the following:

•	Carrying value of mineral property interest as at December 31, 2008
•	Unfavorable changes in the property or project economics
•	Decline in the market potential for PGM’s
•	Progress on development activities towards planned principal operations
•	Significant changes in exploration work programs
•	Mineral right and prospecting title with respect to lease terms.

The Company concluded that no impairment charge was required to the carrying value of its mineral property interest.

7.	TERM LOAN

In November 2006, the Company, through its wholly owned subsidiary Plateau, entered into a ZAR 70 million term loan agreement with RPM. On November 30, 2008, the Company reached an agreement with RPM whereby RPM amended the existing term loan facility by advancing an additional amount of ZAR 30 million to Anooraq on the same terms and conditions as the existing loan. The loan bears interest at prime plus two percent, as quoted by the Standard Bank of South Africa.

Interest payments are due and payable in six month intervals. The loan is repayable on the maturity date of September 30, 2010. In November 2008, the terms of the loan was amended whereby payment of accrued interest for 2008 was deferred until April 30, 2009. Interest amounting to $1,735,663 (ZAR 13,239,923) was accrued as at December 31, 2008 (2007 – $1,892,197 (ZAR 12,263,772)).

The Company incurred financing fees of $445,917 equal to 4% of the initial loan principal. The unamortized fees totaled $159,630 (2007 – $273,381) as at December 31, 2008.

The Company is required to spend 60% of the loan amount to fund work towards the preparation and completion of operational expenditures contemplated in a bankable feasibility study for the Ga-Phasha project. The loan is secured by the Company’s interest in Micawber.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

8.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value.

(b)	Share option plan

The Company has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants to acquire up to 18,300,000 common shares. As at December 31, 2008, 8,966,000 options were outstanding and 1,915,400 options remained available to be granted. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts) on the TSX Venture Exchange. Options have a term of up to a maximum of ten years (however, the Company has historically granted options for up to a term of five years), and terminate 30 to 90 days following the termination of the optionee’s employment or term of engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted. The continuity of share purchase options is as follows:

			Contractual
	Weighted		weighted average
	average		remaining life
	exercise price	Number of options	(years)
Balance, December 31, 2005	$1.47	4,778,200	3.61
Cancelled	1.90	(235,000)
Expired	1.84	(555,000)
Balance, December 31, 2006	$1.39	3,988,200	3.23
Granted	2.99	5,005,000
Exercised	1.36	(988,200)
Cancelled	1.40	(310,000)
Balance, December 31, 2007	$2.43	7,695,000	4.12
Granted	2.86	2,851,000
Exercised	1.42	(1,431,400)
Cancelled	3.22	(148,600)
Balance, December 31, 2008	$2.72	8,966,000	3.72

Options outstanding and exercisable at December 31, 2008 were as follows:

		Number of		Weighted
		options	Number of	average life
Expiry date	Option price	outstanding	options vested	(years)
December 17, 2010	$1.40	1,285,000	1,285,000	1.9
July 1, 2010	$2.97	119,000	119,000	1.5
October 15, 2012	$3.27	251,000	251,000	3.8
October 15, 2012	$2.97	4,460,000	4,332,500	3.8
June 25, 2013	$2.76	916,000	916,000	4.5
June 30, 2013	$2.90	1,935,000	1,935,000	4.5
Total		8,966,000	8,838,500
Weighted average
exercise price		$2.72	$2.40

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

The exercise prices of all share purchase options granted during the period were equal to or greater than the market price at the grant date. Using the Black-Scholes option pricing model with the assumptions noted below, the estimated fair value of all options granted have been reflected in the consolidated statement of operations as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2008	2007	2006
Stock-based compensation – Exploration	$–	$1,491,849	$15,209
Stock-based compensation – Office and administration	5,385,502	7,215,670	9,137
Credited to contributed surplus during the period	5,385,502	8,707,519	24,346

The fair value of the options granted during the year ended December 31, 2008 was $5,385,502 (2007 – $9,320,262; 2006 – $Nil). The assumptions used to estimate the fair value of options granted during the period were:

	2008	2007	2006
Risk free interest rate	3%	4%	–
Expected life	5 years	2.5 - 5 years	–
Volatility	73%	71 - 74%	–
Expected dividends	Nil	Nil	–

9.	RELATED PARTY TRANSACTIONS AND BALANCES

			Year ended
	Note		December 31
Services rendered by	ref	2008	2007	2006
Hunter Dickinson Services Inc.	(a)	$1,302,304	$798,330	$1,023,633
CEC Engineering Ltd.	(b)	4,927	26,589	127,781

		December 31,	December 31,	December 31,
Related party balances payable		2008	2007	2006
Hunter Dickinson Services Inc.	(a)	$794,072	$44,042	$–
CEC Engineering Ltd.	(b)	–	1,567	6,435
Due to related parties		$794,072	$45,609	$6,435

(a)

Hunter Dickinson Services Inc. ("HDSI") is a private company owned equally by several public companies, one of which is the Company. HDSI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996..

(b)

During the year ended December 31, 2008, the Company paid $4,927 (2007 – $26,589, 2006 – $127,781) to CEC Engineering Ltd ("CEC"), a private company owned by a former director, for engineering and project management services at market rates.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

10.	INCOME TAXES

As at December 31, 2008 and 2007 the tax effect of the significant components of the Company’s future tax asset (liability) were as follows:

	December 31,	December 31,
	2008	2007
Future income tax assets
Mineral property interests	$8,497,000	$3,675,000.
Loss carry forwards	3,833,000	3,916,000.
Equipment	-	17,000.
Other tax pools	2,347,000	2,330,000.
Subtotal	14,677,000	9,938,000.
Valuation allowance	(14,677,000)	(9,938,000)
Net future income tax asset	–	–

Future income tax liability
Mineral property interests	$575,000	$633,000

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial tax rates to earnings before income taxes. These differences result from the following items:

	December 31,	December 31,	December 31,
	2008	2007	2006
Combined Canadian federal and provincial	31.0%	34.12%	34.12%
statutory rate

Income tax at statutory rates	$(4,181,000)	$(4,972,000)	$(1,578,000)
Stock based compensation	1,669,500	2,971,000	70,000
Other items	(2,303,500)	3,097,000	-
Difference in foreign tax rates	(83,000)	(1,164,000)	(299,000)
Reduction in statutory tax rates	461,000	415,000	336,000
Effect of unrealized foreign currency loss (gain)	(303,000)	925,000	(561,000)
Change in valuation allowance	4,739,000	(1,411,000)	1,911,000
	$(1,000)	$(139,000)	$(121,000)

At December 31, 2008 the Company had losses available for income tax purposes in Canada totaling approximately $14.5 million (2007 – $12.4 million), expiring in various periods from 2008 to 2028. The Company has losses available for income tax purposes in South Africa totaling $0.2 million (2007 – $2.0 million) which can be carried forward indefinitely.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

11.	SEGMENTED INFORMATION

For the year ended
December 31, 2008	Canada	Mexico	South Africa	Total
Exploration expenditures	$–	$–	$341,943	$341,943
Loss for the year	(7,641,241)	(138)	(5,844,288)	(13,485,667)
Total assets	1,759,577	26,741	13,387,149	15,173,467
Equipment	–	–	469,635	469,635

For the year ended
December 31, 2007	Canada	Mexico	South Africa	Total
Exploration expenditures	$–	$–	$852,891	$852,891
Loss for the year	(10,549,834)	(4,839)	(3,741,458)	(14,296,131)
Total assets	896,740	26,602	16,030,021	16,953,363
Equipment	–	–	105,494	105,494

For the year ended
December 31, 2006	Canada	Mexico	South Africa	Total
Exploration expenditures	$–	$–	$720,463	$720,463
Loss for the year	(1,894,272)	(726)	(2,609,846)	(4,504,844)
Total assets	1,252,044	31,441.	20,545,437	21,828,922
Equipment	–	–	73,315	73,315

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

12.	PROPOSED TRANSACTION

On March 28, 2008, Anooraq, through Plateau, entered into acquisition agreements (the “Acquisition Agreements”) with Anglo Platinum and certain of its wholly-owned subsidiaries (collectively, “Anglo Platinum”) in respect of the Lebowa transaction to acquire an effective 51% of Lebowa and an additional 1% of the Ga-Phasha Project, the Boikgantsho Project and the Kwanda Project for an aggregate cash consideration of ZAR 3.6 billion.

Pursuant to the terms of the Acquisition Agreements, Anooraq will acquire 51% of the shares in, and claims on shareholders loan account against, Richtrau No. 179 (Proprietary) Limited, a private company incorporated under the laws of South Africa, which will be renamed Bokoni Platinum Holdings (Proprietary) Limited following completion of the Lebowa transaction and which is the holding company (“Holdco”) through which Anooraq and Anglo Platinum will hold their interests in Lebowa. The joint venture agreements in respect of the Ga-Phasha Project, Boikgantsho Project and Kwanda Project will be terminated and these projects will be transferred into separate companies, established as wholly-owned subsidiaries of Holdco. Anglo Platinum has given Anooraq appropriate sale warranties in relation to the Lebowa transaction.

Closing of the Lebowa transaction is conditional upon satisfaction (or waiver) of various conditions, including:

	1.	the completion by all parties of their respective due diligence reviews and satisfaction with the results thereof (the due diligence was satisfactorily completed in April 2008);

	2.	the approval of the South African Competition Authorities which approval was obtained on August 13, 2008;

	3.	the consent of the United Kingdom Treasury for Anglo Platinum to undertake the transaction;

	4.	Anooraq and Plateau obtaining sufficient debt and equity financing to fund the Lebowa transaction purchase price;

	5.	the approval of the shareholders of Anooraq of the Lebowa transaction and related transactions;

	6.	approval of the Lebowa transaction and of certain transfers of mineral title relating to the Ga-Phasha, Boikgantsho and Kwanda Projects by the DME; and

7.

other regulatory approvals including, where necessary, the Exchange Control department of South African Reserve Bank (which approval was obtained in August 2008), the JSE Limited, the TSX Venture Exchange (“TSX-V”) and the NYSE Alternext (formerly the American Stock Exchange).

As part of its due diligence for the Lebowa transaction, Anooraq engaged international mining industry consultants to conduct a technical review of Lebowa. Since the completion of a technical review and the signing of the acquisition agreements earlier in the year, the Company has focused on fulfilling the conditions precedent to the Lebowa transaction, including taking steps to obtain all necessary shareholder and regulatory approvals, as well as to complete the financings necessary to complete the Lebowa transaction.

In April 2008, the Company and Anglo Platinum agreed on detailed commercial terms of the Lebowa transaction. These terms included commercial terms surrounding the development and financing of the Middelpunt Hill UG2 expansion project (“MPH project”) at Lebowa. The MPH

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

project would have been developed by Anooraq and Anglo Platinum as part of the then current mine plan and capital development program for Lebowa. During the period July to October 2008, global economic conditions deteriorated significantly, contributing to a material decline in platinum group metal prices and resulting in constrained debt and equity capital markets.

On October 23, 2008, Anglo Platinum announced that it was reviewing the costing and scheduling of all its capital projects, including the MPH project, in light of current metal price levels and uncertainty in global markets. Anooraq participated in the review of the MPH project costing and scheduling. Anglo Platinum and Anooraq have also agreed to review the current Anglo Platinum approved mine plan and capital program at Lebowa. As a result of these developments, Anglo American plc (the majority shareholder of Anglo Platinum), Anglo Platinum, Anooraq and Pelawan undertook to review the basis of the Lebowa transaction.

On March 11, 2009, the Company and Anglo Platinum completed the joint technical review of the mine plan and capital program for Lebowa. Anooraq, Anglo American plc, Anglo Platinum, and Pelawan are currently negotiating the final terms of the Lebowa transaction, and its associated financing strategy. However, there is no guarantee that acceptable financing arrangements will be concluded or that the acquisition will be completed.